Lori B. Marino Executive Vice President, General Counsel & Secretary 55 West 46th Street, Suite 2204 New York, NY 10036 Ph: 646-885-1522 | lmarino@newseniorinv.com

November 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jonathan Burr

Re:	New Senior Investment Group Inc.
Registration Statement on Form S-3
Filed November 5, 2019
File No. 333-234508

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, New Senior Investment Group Inc. hereby requests that the effective date for above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Eastern Time, on Friday, November 15, 2019, or as soon as practicable thereafter.

Please contact Matthew C. Franker of Covington & Burling LLP at (202) 662-5895 or mfranker@cov.com with any questions you may have regarding this request. In addition, please notify Mr. Franker when this request for acceleration has been granted.

Respectfully,

New Senior Investment Group Inc.

By:	/s/ Lori B. Marino

Name:	Lori B. Marino
Title:	Executive Vice President,

General Counsel and Secretary

cc:	Matthew C. Franker
Covington & Burling LLP